May 26, 2015

Dear Sirs,

Reference is made to our opinion letter, dated January 2, 2015, with respect to the fairness from a financial point of view of the exchange ratio of 0.255 common shares, no par value per share, of Energy Fuels Inc. (“Energy Fuels”) to be paid for each outstanding share of common stock, $0.001 par value (the “Shares”) of Uranerz Energy Corporation (the “Uranerz”), pursuant to the Agreement and Plan of Merger, dated as of January 4, 2015, as amended on May 8 2015, by and among Energy Fuels, EFR Nevada Corp., a corporation organized under the laws of the state of Nevada and an indirect wholly-owned subsidiary of Energy Fuels and Uranerz.

The foregoing opinion letter is provided for the information and assistance of the Board of Directors of Energy Fuels thereof in connection with their consideration of the transaction contemplated therein and is not to be reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent. We understand that Energy Fuels has determined to include our opinion in its Amended Management Information Circular (the “MIC”), which is included as an exhibit to the Form 6-K of Energy Fuels (the “6-K”) which is incorporated by reference into the Registration Statement on Form F-10 of Energy Fuels, as amended, filed with the United States Securities and Exchange Commission (File No. 333-194916)(the “F-10”).

In that regard, we hereby consent to the disclosure regarding our fairness opinion, and the inclusion of the foregoing opinion and related disclosure in the MIC, the 6-K and the incorporation by reference of such opinion and disclosure into the F-10. We also consent to the use of our name in the MIC, the 6-K and the F-10.

Yours very truly,

Managing Director